As confidentially submitted to the Securities and Exchange Commission on November 18, 2025.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cango Inc.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3131 McKinney Avenue
Dallas, Texas 75204, U.S.A.
+1-214-204-7799
(Address and telephone number of registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168, U.S.A.
+1-212-947-7200
(Name, address and telephone number of agent for service)

Copies to:
Yi Gao, Esq.
Simpson Thacher & Bartlett LLP
c/o 35th Floor, ICBC Tower
3 Garden Road
Central, Hong Kong
+852-2514-7600
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated       , 2025
PROSPECTUS
Cango Inc.
US$
Class A Ordinary Shares
Debt Securities
Warrants
Units
We may from time to time in one or more offerings offer and sell Class A ordinary shares, debt securities, warrants, either individually or as units composed of one or more of the other securities, of an aggregate offering price of up to US$      .
Our Class A ordinary shares are listed on The New York Stock Exchange under the symbol “CANG”. The last reported sale price of our Class A ordinary shares on November 17, 2025 was US$1.63 per share.
Our outstanding shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while a holder of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, each of such Class B ordinary shares shall be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.”
Each time we sell these securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities offered. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest in any of these securities.
We may offer and sell the securities from time to time at fixed prices, at market prices or at negotiated prices, to or through underwriters, to other purchasers, through agents, or through a combination of these methods, on a continuous or delayed basis. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.
We have disposed all of our business in the Chinese mainland. We believe we will not have any filing or reporting obligations to the China Securities Regulatory Commission in connection with any offerings or sale of securities pursuant to this prospectus.
Investing in these securities involves risks. See “Risk Factors” contained in this prospectus, the applicable prospectus supplement and the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in these securities.
This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus, including any prospectus supplement and documents incorporated by reference. Any representation to the contrary is a criminal offense.
The date of this prospectus is                  , 2025

i

ABOUT THIS PROSPECTUS
You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”
In this prospectus, unless otherwise indicated or unless the context otherwise requires,
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“we,” “us,” “our company” or “our” refers to Cango Inc. and/or its subsidiaries, as the context requires;

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“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

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“US$” refers to the legal currency of the United States.

This prospectus is part of a registration statement on Form F-3 that we have filed with the U.S. Securities and Exchange Commission, or the SEC, using a shelf registration process permitted under the U.S. Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we may sell any of the securities to the extent permitted in this prospectus and the applicable prospectus supplement, from time to time in one or more offerings on a continuous or delayed basis. This prospectus only provides you with a summary description of these securities. Each time we sell the securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.
We incorporate by reference the documents listed below:
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our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 27, 2025 but excluding our consolidated financial statements from page F-1 to page F-66 of the annual report;

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Notice of Extraordinary General Meeting of Members and Proxy Statement attached to our current report on Form 6-K furnished to the SEC on June 16, 2025;

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our current reports on Form 6-K furnished to the SEC on June 27, 2025, July 24, 2025 and November 17, 2025, including the exhibits thereto;

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the description of the securities contained in our registration statement on Form 8-A filed with the SEC on July 16, 2018 (File No. 001-38590) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which incorporates by reference the description of our Class A ordinary shares set forth in our registration statement on Form F-1 (File No. 333-225813), as amended, originally filed with the SEC on June 22, 2018, together with all amendments and reports filed for the purpose of updating that description; and

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with respect to each offering of the securities under this prospectus, all our subsequent annual reports on Form 20-F and any report on Form 6-K that indicates that it is being incorporated by reference that we file or furnish with the SEC on or after the date on which the registration statement is first filed with the SEC, including prior to the effectiveness of the registration statement, and until the termination or completion of the offering by means of this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:
3131 McKinney Avenue
Dallas, Texas 75204, U.S.A.
+1-214-204-7799
You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We will not make any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and any prospectus supplement, and the information incorporated by reference herein may contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Sections of this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” among others, discuss factors which could adversely impact our business and financial performance.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:
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our goal and strategies;

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our expansion plans, including expansion into the crypto mining and other releated industries;

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our future business development, financial condition and results of operations;

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our expectations regarding demand for, and market acceptance of, our products and services;

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our expectations regarding keeping and strengthening our relationships with our customers and business partners; and

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general economic and business conditions.

The forward-looking statements included in this prospectus or any prospectus supplement, or the information incorporated by reference herein relate only to events or information as of the date on which the statements are made in such document. Except as required by U.S. federal securities law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and any prospectus supplement, and the information incorporated by reference herein, along with any exhibits thereto, completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this prospectus, prospectus supplement and the documents incorporated by reference herein include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
This prospectus and any prospectus supplement, and the information incorporated by reference herein may also contain estimates, projections and statistical data that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the global crypto mining industry, projections or estimates about our business and financial prospects involve significant risks and uncertainties. You should not place undue reliance on these forward-looking statements.

OUR COMPANY
Overview
We are primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. We entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and our commitment to diversifying our business portfolio. In parallel, we continue to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China.
Corporate Information
Our principal executive offices are located at 3131 McKinney Avenue, Dallas, Texas 75204, U.S.A. Our telephone number at this address is +1-214-204-7799. Our registered office in the Cayman Islands is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our website is at https://ir.cangoonline.com. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

RISK FACTORS
Investing in the securities involves risk. You should carefully consider each of the risk factors and uncertainties described under the heading “Item 3. Key Information — D. Risk Factors” in our most recently filed annual report on Form 20-F and the risk factors in this section, as updated by our subsequent filings under the Exchange Act, and, if applicable, in any accompanying prospectus supplement or documents incorporated by reference before investing in any of the securities that may be offered or sold pursuant to this prospectus. These risks and uncertainties could materially affect our business, results of operations or financial condition, cause the value of our securities to decline or diminish or even make our securities worthless, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors. You could lose all or part of your investment.

USE OF PROCEEDS
We intend to use the net proceeds from the sale of the securities we offer as set forth in the applicable prospectus supplement(s).

DESCRIPTION OF THE SECURITIES
We may issue, offer and sell from time to time, in one or more offerings, the following securities:
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Class A ordinary shares;

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debt securities;

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warrants; and.

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units.

The following is a description of the terms and provisions of our Class A ordinary shares, debt securities, warrants and units, which we may offer and sell using this prospectus. These summaries are not meant to be a complete description of each security. We will set forth in the applicable prospectus supplement a description of the debt securities, warrants, and units, in certain cases, the Class A ordinary shares that may be offered under this prospectus. The terms of the offering of securities, the offering price and the net proceeds to us, as applicable, will be contained in the prospectus supplement and other offering material relating to such offering. The supplement may also add, update or change information contained in this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. You should carefully read this prospectus and any prospectus supplement before you invest in any of our securities.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A ordinary shares of a par value of US$0.0001 each and (b) 79,325,720 Class B ordinary shares of a par value of US$0.0001 each. As of the date of this prospectus, we had 356,350,361 shares outstanding, including 346,350,361 Class A ordinary shares and 10,000,000 Class B ordinary shares.
The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association that are in effect as of the date of this prospectus and the Companies Act insofar as they relate to the material terms of our ordinary shares. You should read our current memorandum and articles of association, which is being filed as an exhibit to the registration statement of which this prospectus is a part. For information on how to obtain copies of our current memorandum and articles of association, see “Where You Can Find More Information About Us.”
Ordinary Shares
General
Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares (if required) are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our fourth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.
Voting Rights
In respect of all matters subject to a shareholders’ vote on a poll, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association.
Conversion
Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. A holder of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.
Transfer of Ordinary Shares
Subject to the restrictions contained in our fourth amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
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a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board may from time to time require is paid to our company in respect thereof;

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the instrument of transfer is in respect of only one class of share;

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the instrument of transfer is lodged at the registered office of our company for the time being or such other place at which the register of members of our company is kept in accordance with the Companies Act or the registration office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

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if applicable, the instrument of transfer is duly and properly stamped.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.
Liquidation
If our company shall be wound up (whether the liquidation is voluntary or by the court), the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Act, divide among the shareholders in specie or kind the whole or any part of the assets of our company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like authority shall think fit, and the liquidation of our company may be closed and our company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Repurchase and Redemption of Ordinary Shares
The Companies Act and our fourth amended and restated articles of association permit us to purchase our own shares. In accordance with our fourth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
General Meetings of Shareholders
Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of all voting power of our share capital in issue.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information About Us.”
Changes in Capital
We may from time to time by ordinary resolution:
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increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by our company in general meeting, as the board may determine;

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sub-divide our existing shares, or any of them into shares of a smaller amount, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as our company has power to attach to unissued or new shares; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which our capital is divided.

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A ordinary shares or Class B ordinary shares unless an identical alteration is made to the par value of the Class B ordinary shares and Class A ordinary shares, as the case may be.
We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Differences in Corporate Law
The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements
A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (i) 75% in value of the members or class of members, as the case may be, or (ii) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, as in each case are present and voting either in person or by proxy at a meeting called for such purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits
In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

All the agreements under our contractual arrangements as to our consolidated VIE provide for the resolution of disputes through arbitration in China. In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions have no effect on the rights of our shareholders to pursue claims against us in the United States under United States federal securities laws.
Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our fourth amended and restated memorandum and articles of association provide that, the directors, secretary and other officers for the time being of our company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of our company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of our company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to our company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to our company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Memorandum and Articles of Association
Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our fourth amended and restated articles of association provide that shareholders may not approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Neither the Companies Act nor our fourth amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Under the Companies Act and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a majority of not less than two thirds of votes cast by members attending and voting at a meeting.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the Companies Act, our fourth amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Directors’ Power to Issue Shares
Subject to applicable law, our fourth amended and restated memorandum and articles of association and the rules of NYSE, and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of our company (whether forming part of the original or any increased capital) shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors may in its absolute discretion determine but so that no shares shall be issued at a discount to par value.

DESCRIPTION OF DEBT SECURITIES
We may issue series of debt securities, which may include debt securities exchangeable for or convertible into Class A ordinary shares. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.
The debt securities offered by this prospectus may be secured or unsecured, and may be senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered by this prospectus may be issued under an indenture between us and the trustee under the indenture. The indenture may be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended. The following description is a summary of selected provisions relating to the debt securities that we may issue. The summary is not complete. The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate and by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement, which may modify or replace the general terms described in this section.
We may issue any amount of debt securities under the indenture, which may be in one or more series with the same or different maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any related pricing supplement, relating to any series of debt securities being offered, the offering price, the aggregate principal amount offered and the terms of the debt securities, including, among other things, the following:
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the title of the debt securities;

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the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

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any limit on the aggregate principal amount of the debt securities;

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the date or dates on which we will repay the principal on the debt securities and the right, if any, to extend the maturity of the debt securities;

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the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will be payable and any regular record date for any interest payment date;

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the place or places where the principal of, premium, and interest on the debt securities will be payable, and where the debt securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange;

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any obligation or right we have to redeem the debt securities pursuant to any sinking fund or analogous provisions or at the option of holders of the debt securities or at our option, and the terms and conditions upon which we are obligated to or may redeem the debt securities;

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any obligation we have to repurchase the debt securities at the option of the holders of debt securities, the dates on which and the price or prices at which we will repurchase the debt securities and other detailed terms and provisions of these repurchase obligations;

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the denominations in which the debt securities will be issued;

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whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

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the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

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the currency of denomination of the debt securities;

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the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

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if payments of principal of, premium or interest on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

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the manner in which the amounts of payment of principal of, premium or interest on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

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any provisions relating to any security provided for the debt securities;

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any addition to or change in the events of default described in the indenture with respect to the debt securities and any change in the acceleration provisions described in the indenture with respect to the debt securities;

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any addition to or change in the covenants described in the indenture with respect to the debt securities;

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whether the debt securities will be senior or subordinated and any applicable subordination provisions;

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a discussion of material income tax considerations applicable to the debt securities;

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any other terms of the debt securities, which may modify any provisions of the indenture as it applies to that series; and

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any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable for and/or convertible into Class A ordinary shares. The terms, if any, on which the debt securities may be exchanged and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for exchange or conversion, which can be mandatory, at the option of the holder or at our option, and the manner in which the number of Class A ordinary shares or other securities to be received by the holders of debt securities would be calculated.
We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations, and other special considerations applicable to any of these debt securities in the applicable prospectus supplement. If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.
We may issue debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.
The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, unless we otherwise specify in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS
We may issue and offer warrants under the material terms and conditions described in this prospectus and any accompanying prospectus supplement. The accompanying prospectus supplement may add, update or change the terms and conditions of the warrants as described in this prospectus.
General
We may issue warrants to purchase our Class A ordinary shares or debt securities. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to the warrants we are offering. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.
Equity Warrants
Each equity warrant issued by us will entitle its holder to purchase the equity securities designated at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.
The equity warrants are to be issued under equity warrant agreements to be entered into between us and one or more banks or trust companies, as equity warrant agent, as will be set forth in the applicable prospectus supplement and this prospectus.
The particular terms of the equity warrants, the equity warrant agreements relating to the equity warrants and the equity warrant certificates representing the equity warrants will be described in the applicable prospectus supplement, including, as applicable:
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the title of the equity warrants;

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the offering price;

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the aggregate amount of equity warrants and the aggregate amount of equity securities purchasable upon exercise of the equity warrants;

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the currency or currency units in which the offering price, if any, and the exercise price are payable;

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if applicable, the designation and terms of the equity securities with which the equity warrants are issued, and the amount of equity warrants issued with each equity security;

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the date, if any, on and after which the equity warrants and the related equity security will be separately transferable;

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if applicable, the minimum or maximum amount of the equity warrants that may be exercised at any one time;

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the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

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if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the equity warrants;

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anti-dilution provisions of the equity warrants, if any;

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redemption or call provisions, if any, applicable to the equity warrants; and

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any additional terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matters, or to exercise any rights whatsoever as a holder of the equity securities purchasable upon exercise of the equity warrants.

Debt Warrants
Each debt warrant issued by us will entitle its holder to purchase the debt securities designated at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.
The debt warrants are to be issued under debt warrant agreements to be entered into between us, and one or more banks or trust companies, as debt warrant agent, as will be set forth in the applicable prospectus supplement and this prospectus.
The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement, including, as applicable:
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the title of the debt warrants;

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the offering price;

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the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

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the currency or currency units in which the offering price, if any, and the exercise price are payable;

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the title and terms of any related debt securities with which the debt warrants are issued and the amount of the debt warrants issued with each debt security;

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the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

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the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

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if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

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the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

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if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

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whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

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anti-dilution provisions of the debt warrants, if any;

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redemption or call provisions, if any, applicable to the debt warrants; and

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any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indentures governing such debt securities.

DESCRIPTION OF UNITS
We may issue units composed of any combination of our Class A ordinary shares, debt securities or warrants. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.
The following description is a summary of selected provisions relating to units that we may offer. The summary is not complete. When units are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.
This summary and any description of units in the supplement, information incorporated by reference or free writing prospectus is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before we issue a series of units. See “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” above for information on how to obtain a copy of a document when it is filed.
The applicable prospectus supplement, information incorporated by reference or free writing prospectus may describe:
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the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

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any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

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if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the units;

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whether the units will be issued in fully registered or global form; and

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any other terms of the units.

The applicable provisions described in this section, as well as those described under “Description of Shares Capital,” “Description of Debt Securities” and “Description of Warrants” above, will apply to each unit and to each security included in each unit, respectively.

PLAN OF DISTRIBUTION
We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:
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through agents;

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to dealers or underwriters for resale;

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directly to purchasers;

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in “at-the-market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise; or

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through a combination of any of these methods of sale.

The prospectus supplement with respect to the securities may state or supplement the terms of the offering of the securities.
In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.
The securities distributed by any of these methods may be sold to the public, in one or more transactions, either:
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at a fixed price or prices, which may be changed;

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at market prices prevailing at the time of sale;

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at prices related to prevailing market prices; or

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at negotiated prices.

The prospectus supplement relating to any offering will identify or describe:
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any terms of the offering;

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any underwriter, dealers or agents;

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any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

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the net proceeds to us;

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the purchase price of the securities;

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any delayed delivery arrangements;

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any over-allotment options under which underwriters may purchase additional securities from us;

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the public offering price;

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any discounts or concessions allowed or reallowed or paid to dealers; and

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any exchange on which the securities will be listed.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. The prospectus supplement will include the names of the principal underwriters the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.
If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.
We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.
We may also sell securities directly to one or more purchasers without using underwriters or agents. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.
Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.
If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.
Unless otherwise specified in the applicable prospectus supplement or any free writing prospectus, each class or series of securities offered will be a new issue with no established trading market, other than our Class A ordinary shares, which are listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.
In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, from us in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.
Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment.
We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities offered by this prospectus or otherwise.

TAXATION
Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities.

ENFORCEABILITY OF CIVIL LIABILITIES
We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We were incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.
Some of our assets are located outside the United States. In addition, some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.
We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with any offering we may make under this prospectus and any applicable prospectus supplement under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with any offering we may make under this prospectus and any applicable prospectus supplement under the securities laws of the State of New York.
Cayman Islands
Ogier has informed us that it is uncertain whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. In addition, Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or penalty, (5) was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

LEGAL MATTERS
We are being represented by Simpson, Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The validity of the Class A ordinary shares and legal matters as to Cayman Islands law will be passed upon for us by Ogier. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the applicable prospectus supplement relating to any such offering. Simpson, Thacher & Bartlett LLP may rely upon Ogier with respect to matters governed by Cayman Islands law.

EXPERTS
The consolidated financial statements of Cango Inc. as of and for the year ended December 31, 2024 are included in this prospectus, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) as of December 31, 2024 is incorporated by reference in this prospectus. Our consolidated financial statements are included and our assessment of the effectiveness of internal control over financial reporting is incorporated by reference in reliance on MaloneBailey, LLP’s report given on their authority as experts in accounting and auditing.
The financial statements of Cango Inc. as of December 31, 2023 and for the years ended December 31, 2022 and 2023 have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been included herein and in the registration statement in reliance upon the report of Ernst & Young Hua Ming LLP, given their authority as experts in accounting and auditing. The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our Class A ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms. We also maintain a website at https://ir.cangoonline.com/, but information on our website, however, is not, and should not be deemed to be, a part of this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.
This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus and any prospectus supplement concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

CANGO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cango Inc.
Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheet of Cango Inc. (the “Company”) as of December 31, 2024, the related consolidated statement of comprehensive income, shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Bitcoin Mining Income — Refer to Notes 2 to the financial statements
The Company provides hash calculation services to a third-party mining pool operator (the “mining pool”) in exchange for bitcoin rewards, which are non-cash considerations. The Company recognizes bitcoin mining income as it fulfills its performance obligation over time by providing hash calculation services to the mining pool. The service proceeds are variable considerations determined by a contractual formula. Bitcoin mining income consists of block rewards and transaction fees, net of the mining pool fees charged by the mining pool operator. For the year ended December 31, 2024, total bitcoin mining income was approximately $89.9 million.
We identified the auditing of bitcoin mining income as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes the significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.
The primary procedures we performed to address this critical audit matter included:
•
Evaluated the design and operating effectiveness of controls over financial reporting relevant to the bitcoin mining income;

•
Performed a site visit of the facility where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;

•
Evaluated management’s rationale for the application of ASC 606 to account for its bitcoin mining income, which included evaluating the contract between the Company and the mining pool operator;

•
Evaluated and tested management’s rationale and supporting documentation associated with the recognition of cryptocurrency awards earned, including recalculating the bitcoin mining income recognized according to the calculation formula prescribed in the contractual payout method using the hashrate provided to the mining pool operator and independently obtained blockchain inputs and bitcoin prices, and confirming with the mining pool operator the significant contractual terms used in the determination of mining revenue and total mining revenue earned by the Company;

•
Performed analytical procedures to predict the hashrate provided to the mining pool operator and evaluated the reliability and relevance of hashrate information from the mining pool operator;

•
Compared the wallet records related to the bitcoin mining income received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains; and

•
Evaluated management’s disclosures of its bitcoin mining income in the financial statement footnotes.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2024.
Houston, Texas
March 27, 2025
except for Note 1, and for the effects of change of reporting currency and discontinued operations discussed in Note 2.7 and Note 3 to the consolidated financial statements, as to which the date is November 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cango Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor from 2018 to 2024.
Shanghai, the People’s Republic of China
April 26, 2024
except for Note 2.28, as to which date is March 27, 2025, and
Note 3, as to which the date is November 18, 2025

CANGO INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
		As of December 31,
	Notes	2023	2024
ASSETS
Current assets:
Cash and cash equivalents		102,278,832	90,431,392
Short-term investments, net	4	75,070,642	40,051,450
Accounts receivable, net	5	—	1,645,518
Prepayments and other current assets, net	6	158,067	26,966,209
Receivable for bitcoin collateral, net of allowance of US$nil and US$302,006 as of December 31, 2023 and 2024, respectively	7	—	84,536,567
Current assets of discontinued operations	3	369,545,163	230,113,402
Total current assets		547,052,704	473,744,538
Non-current assets:
Mining machines, net	8	—	242,806,713
Property and equipment, net		1,225	65,460
Operating lease right-of-use assets, net		100,385	184,381
Other non-current assests, net	9	—	44,621,402
Non-current assets of discontinued operations	3	107,588,712	56,357,205
Total non-current assets		107,690,322	344,035,161
TOTAL ASSETS		654,743,026	817,779,699
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the variable interest entities (“VIEs”) without recourse to the Company of US$64,053,517 and US$19,062,366 as of December 31, 2023 and 2024, respectively):

Short-term debts	10	—	17,067,978
Short-term lease liabilities		94,515	180,236
Accrued expenses and other current liabilities	11	1,531,633	170,990,519
Income tax payable		48,609,811	48,609,811
Current liabilities of discontinued operations	3	64,097,279	20,517,367
Total current liabilities		114,333,238	257,365,911
Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company of US$7,584,510 and US$6,546,889 as of December 31, 2023 and 2024, respectively):
Deferred tax liability		1	1
Long-term lease liabilities		5,825	—
Non-current liabilities of discontinued operations	3	7,584,510	6,546,889
Total non-current liabilities		7,590,336	6,546,890
Total liabilities		121,923,574	263,912,801
Commitments and contingencies	17
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024 (Continued)
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
		As of December 31,
	Notes	2023	2024
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2023 and 2024, respectively; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023; 222,055,327 shares issued and 134,586,659 shares outstanding as of December 31, 2024)	18	22,983	22,206
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2023 and 2024, respectively; 72,978,677 shares issued and outstanding as of December 31, 2023; 72,978,677 shares issued and outstanding as of December 31, 2024)	18	7,298	7,298
Treasury shares	19	(114,425,041)	(111,567,030)
Additional paid-in capital		741,318,327	728,564,614
Accumulated other comprehensive loss		(38,866,587)	(49,574,973)
Accumulated deficit		(55,237,528)	(13,585,217)
Total Cango Inc.’s equity		532,819,452	553,866,898
Total shareholders’ equity		532,819,452	553,866,898
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		654,743,026	817,779,699

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
		For the years ended December 31,
	Notes	2022	2023	2024
Revenues
Bitcoin mining income		—	—	89,908,403
Total Revenues		—	—	89,908,403
Operating cost and expenses
Cost of revenue	12	—	—	75,087,112
General and administrative		23,875,917	7,023,689	15,807,334
Provision for credit losses		—	—	711,224
Loss from changes in fair value of receivable for bitcoin collateral		—	—	3,417,442
Total operating cost and expense		23,875,917	7,023,689	95,023,112
Loss from continuing operations		(23,875,917)	(7,023,689)	(5,114,709)
Interest income		4,395,754	9,271,662	9,454,145
Net loss on equity securities		(2,294,534)	(6,489)	—
Interest expense		—	(37)	(93,276)
Foreign exchange loss, net		(69,137)	(26,320)	(125)
Other income		3,674,894	726,930	511,292
Other expenses		(1,295)	—	—
Net income (loss) from continuing operations before income taxes		(18,170,235)	2,942,057	4,757,327
Income tax expenses	13	236,061	—	—
Net (loss) income from continuing operations		(17,934,174)	2,942,057	4,757,327
Net (loss) income from discontinued operations, net of tax		(148,467,129)	(8,418,800)	36,894,984
Net (loss) income		(166,401,303)	(5,476,743)	41,652,311
Net (loss) income attributable to Cango Inc.’s shareholders		(166,401,303)	(5,476,743)	41,652,311
Net (loss) income from continuing operations attributable to Cango Inc.’s shareholders		(17,934,174)	2,942,057	4,757,327
Net (loss) income from discontinued operations attributable to Cango Inc.’s shareholders, net of tax		(148,467,129)	(8,418,800)	36,894,984
(Losses) earnings per Class A and Class B ordinary share:
Basic	14
Continuing operations		(0.07)	0.01	0.02
Discontinued operations		(0.54)	(0.03)	0.18
Diluted	14
Continuing operations		(0.07)	0.01	0.02
Discontinued operations		(0.54)	(0.03)	0.16
Weighted average shares used to compute (losses) earnings per Class A and Class B share:
Basic	14	274,084,890	243,048,785	208,197,617
Diluted	14	274,084,890	243,048,785	233,032,722
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment		38,000,987	(11,635,202)	(10,708,386)
Total comprehensive (loss) income, net of tax		(128,400,316)	(17,111,945)	30,943,925
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders		(128,400,316)	(17,111,945)	30,943,925
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
	Attributable to Cango Inc.
	Class A and Class B Ordinary Shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings (Accumulated deficit)	Total Cango Inc.’s equity	Total shareholders’ equity
	Number of Shares	Amount
Balance at January 1, 2022	279,485,132	30,281	(74,264,717)	720,583,584	(65,232,372)	432,461,101	1,013,577,877	1,013,577,877
Repurchase of ordinary shares	(11,718,250)	—	(15,482,335)	—	—	—	(15,482,335)	(15,482,335)
Exercise of share options	1,817,288	—	4,548,057	(3,711,260)	—	—	836,797	836,797
Share-based compensation (note 16)	—	—	—	23,912,997	—	—	23,912,997	23,912,997
Net loss	—	—	—	—		(166,401,303)	(166,401,303)	(166,401,303)
Other comprehensive income	—	—	—	—	38,000,987		38,000,987	38,000,987
Dividends to shareholders	—	—	—	—		(271,329,762)	(271,329,762)	(271,329,762)
Balance at December 31, 2022	269,584,170	30,281	(85,198,995)	740,785,321	(27,231,385)	(5,269,964)	623,115,258	623,115,258
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(44,490,821)	(44,490,821)	(44,490,821)
Repurchase of ordinary shares	(53,034,002)	—	(34,168,869)	—	—	—	(34,168,869)	(34,168,869)
Exercise of share options	1,285,640	—	4,942,823	(4,937,768)	—	—	5,055	5,055
Share-based compensation (note 16)	—	—	—	5,470,774	—	—	5,470,774	5,470,774
Net loss	—	—	—	—	—	(5,476,743)	(5,476,743)	(5,476,743)
Other comprehensive loss	—	—	—	—	(11,635,202)	—	(11,635,202)	(11,635,202)
Balance at December 31, 2023	217,835,808	30,281	(114,425,041)	741,318,327	(38,866,587)	(55,237,528)	532,819,452	532,819,452
Repurchase of ordinary shares	(11,463,914)	—	(12,635,418)	—	—	—	(12,635,418)	(12,635,418)
Retirement of ordinary shares	—	(777)	9,719,857	(9,719,080)	—	—	—	—
Exercise of share options	1,193,442	—	5,773,572	(5,412,983)	—	—	360,589	360,589
Share-based compensation (note 16)	—	—	—	2,378,350	—	—	2,378,350	2,378,350
Net Income	—	—	—	—	—	41,652,311	41,652,311	41,652,311
Other comprehensive loss		—	—	—	(10,708,386)	—	(10,708,386)	(10,708,386)
Balance at December 31, 2024	207,565,336	29,504	(111,567,030)	728,564,614	(49,574,973)	(13,585,217)	553,866,898	553,866,898
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net (loss) income from continuing operations	(17,934,174)	2,942,057	4,757,327
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Bitcoin mining income	—	—	(89,908,403)
Depreciation and amortization	1,748	1,512	11,540,658
Amortization of lease right-of-use assets	—	107,448	305,028
Share-based compensation expense	19,650,331	3,502,433	1,404,008
Provision for credit losses	—	—	711,224
Net investment loss	2,294,534	6,489	—
Loss from change in fair value of receivable for bitcoin collateral	—	—	3,417,442
Foreign exchange loss, net	69,137	26,320	125
Changes in operating assets and liabilities:
Operating lease right-of-use assets	(207,833)	—	(389,024)
Other current and non-current assets	4,069	563,316	(71,808,830)
Short-term and long-term operating lease liabilities	207,833	(107,493)	79,896
Accrued expenses, other current liabilities, and other non-current liabilities	326,086	243,010	60,208,964
Net cash provided by (used in) continuing operating activities	4,411,731	7,285,092	(79,681,585)
Net cash (used in) provided by discontinued operating activities	(89,339,436)	139,019,378	38,850,280
Net cash (used in) provided by operating activities	(84,927,705)	146,304,470	(40,831,305)
Cash flows from investing activities:
Purchase of held-to-maturity investment	—	—	(319,036,644)
Maturities of held-to-maturity investment	—	—	354,032,774
Proceeds from redemption of other short-term investments, net	286,984,194	290,032,930	—
Purchases of property and equipment and intangible assets	—	—	(65,110)
Purchase of other short-term investments	(131,531,099)	(177,135,598)
Purchases of mining machines	—	—	(128,028,596)
Net cash provided by (used in) continuing investing activities	155,453,095	112,897,332	(93,097,576)
Net cash provided by (used in) discontinued investing activities	143,868,276	190,070,347	(85,570,858)
Net cash provided by (used in) investing activities	299,321,371	302,967,679	(178,668,434)
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024 (Continued)
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
	For the years ended December 31,
	2022	2023	2024
Cash flows from financing activities:
Payment to repurchase treasury shares	(15,482,334)	(34,168,869)	(12,635,418)
Proceeds from exercise of share options	1,256,683	563,081	360,589
Distribution to shareholders	(271,329,762)	—	—
Net cash used in continuing financing activities	(285,555,413)	(33,605,788)	(12,274,829)
Net cash used in discontinued financing activities	(162,026,994)	(136,619,066)	(5,426,532)
Net cash used in financing activities	(447,582,407)	(170,224,854)	(17,701,361)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,521,305	(1,838,794)	(8,412,771)
Net (decrease) increase in cash, cash equivalents and restricted cash	(223,667,436)	277,208,501	(245,613,871)
Cash, cash equivalentsas and restricted cash at beginning of the year	409,610,012	185,942,576	463,151,077
Cash, cash equivalents and restricted cash at the end of the year	185,942,576	463,151,077	217,537,206
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	170,213,575	360,872,245	127,105,814
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	15,729,001	102,278,832	90,431,392
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	15,729,001	102,278,832	90,431,392
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	15,729,001	102,278,832	90,431,392
Supplemental disclosures of cash flow information:
Cash paid for income taxes	5,062,012	1,118,526	367,726
Cash paid for interest	12,443,634	2,440,699	—
Non-cash investing and financing transactions
Liabilities assumed in connection with purchase of mining machines	—	—	126,317,900
Cancellation of treasury shares	—	—	9,719,080
Short-term debt received in the form of cryptocurrencies	—	—	17,067,978
Operating lease right-of-use asset obtained in exchange for operating lease liability	758,648	73,094	394,603
Operating lease right-of-use asset released in exchange for operating lease liability	302,838	3,322,447	37,094
The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
1.   ORGANIZATION
Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entities (“VIEs”), and subsidiaries of the VIEs, are principally engaged in bitcoin mining business, and the automobile trading transaction, automotive financing facilitation, and aftermarket service facilitation businesses (collectively, the “automobile and related businesses”). The Company conducts the bitcoin mining business mainly through its subsidiaries, and the automobile and related businesses are primarily conducted through the Company’s VIEs and the subsidiaries of the VIEs.
As of December 31, 2024, the Company effectively controls a number of VIEs through the Primary Beneficiaries, as defined below.
Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding and primarily engaged in bitcoin business
Express Group Development Limited (“Express Limited”)	June 30, 2016	HK	100%	Investment holding
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding
VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	21.5%	Provision of automotive financing facilitation, automobile trading transaction and aftermarket service facilitation.
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”)	March 15, 2022	PRC	Nil	Provision of automobile trading transaction.
On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”). On September 30, 2022, Shanghai Yungu signed a series of contractual agreements with Cangulong and its nominee shareholders. As of December 31, 2024 and during the year of 2024, business operation performed through Shanghai Yungu was not material. The summary of VIE agreements related to Shanghai Cango (the “VIE”) is listed below.
The Company, through the WFOE, entered into power of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
1.   ORGANIZATION (Continued)
significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through the Company or its wholly-owned subsidiaries in mainland China, which obligate the Company to absorb a majority of the risk of loss from the VIE’s activities and entitles the Company to receive a majority of their residual returns. In addition, the Company entered into a share pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. On March 22, 2018, Cango Inc. agreed to provide unlimited financial support to the VIE for its operations. Therefore, Cango Inc. is determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary of the VIE.
The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the primary beneficiary. In addition, through the other exclusive agreements, which consist of exclusive option agreements, exclusive business operation agreements and financial support undertaking letter, the primary beneficiary, by itself or its wholly-owned subsidiaries in mainland China, demonstrate its ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. The following is a summary of the VIE Agreements:
(1)
Power of Attorney Agreements:

Pursuant to the power of attorney signed between Shanghai Cango’s nominee shareholders and the WFOE, each nominee shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each nominee shareholder’s behalf any and all rights that each nominee shareholder has in respect of its equity interest in Shanghai Cango (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of Shanghai Cango). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Shanghai Cango.
(2)
Exclusive Option Agreement:

Pursuant to the exclusive option agreement entered into between Shanghai Cango’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. This agreement is not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.
(3)
Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and Shanghai Cango and its subsidiaries, the WFOE provides exclusive technical support and consulting services in

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
1.   ORGANIZATION (Continued)
return for fees based on 100% of Shanghai Cango’s profit before tax, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE and its subsidiaries cannot procure services from any third-party or enter into similar service arrangements with any other third-party, other than the WFOE.
In addition, the consolidated VIE granted the WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.
(4)
Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, the nominee shareholders representing over 90% of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Shanghai Cango or any of the nominee shareholder breaches its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Cango in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third-party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Shanghai Cango’s obligations have been terminated under the other controlling agreements.
In addition, the following supplementary agreements were entered into:
1)
Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE Entity or its shareholders do not have sufficient funds or are unable to repay.
2)
Resolutions of the sole director of Cango Inc. (the “Resolutions”)

The sole director resolved that each of Mr. Xiaojun Zhang, Mr. Jiayuan Lin and Mr. Yongyi Zhang (each, an “Authorized Officer”) shall cause the WFOE to exercise its rights under the power of attorney agreements and the exclusive option agreement when the Authorized Officer determines that such exercise is in the best interests of the Company and the WFOE to do so.
In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, does not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
1.   ORGANIZATION (Continued)
Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.
On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in mainland China. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. Since the VIE’s value-added telecommunication-based services in mainland China are subject to restrictions of the negative list or subject to the restrictions on foreign investment, if any of the VIEs would be deemed as a foreign invested enterprise, the Company’s current organizational structure could be in violation of existing and/or future laws or regulations of mainland China and could limit the Company’s ability, through the primary beneficiary, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.
In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.
Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through their 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs’ included in the Company’s consolidated balance sheets:
	As of December 31,
	2023	2024
Cash and cash equivalents	41,327,948	85,939,485
Other current assets	317,263,335	314,762,264
Total current assets	358,591,283	400,701,749
Finance lease receivables – non-current	5,130,582	1,275,359
Other non-current assets	102,458,130	55,078,566
Total non-current assets	107,588,712	56,353,925
Total assets	466,179,995	457,055,674

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
1.   ORGANIZATION (Continued)
	As of December 31,
	2023	2024
Short-term debts	5,503,106	—
Other current liabilities	58,550,411	19,062,366
Total current liabilities	64,053,517	19,062,366
Long-term debts	100,286	—
Other non-current liabilities	7,484,224	6,546,889
Total non-current liabilities	7,584,510	6,546,889
Total liabilities	71,638,027	25,609,255

On May 27, 2025, the Company finalized the divestment of all its business related to loan facilitations, aftermarket services, financing leasing services, automotible trading and related services in the PRC (the “PRC Business”), a strategic transaction valued at approximately US$351.94 million in cash with Ursalpha Digital Limited. The sale repositions the Company to be focus on its bitcoin mining operations and international automobile trading. Thereafter, the Company no longer retains any interests in the VIEs following the disposal of PRC business. In connetion with the disposal, all the summarized financial statements related to VIEs above as stated above have been recast to separately present discontinued operations from continuing operations as stated in Note 3.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1   Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).
2.2   Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated, including those between the continuing operations and discontinued operations, as these transactions are not expected to continue to exist after the disposal of the discontinued operations.
2.3   Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to allowance for financing receivables, allowance for finance lease receivables, fair value of guarantee income, expected credit loss on contingent risk assurance liabilities, impairment of intangible assets with indefinite lives, expected credit loss on receivable for bitcoin collateral and valuation allowance for deferred tax assets. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
2.4   Revenue recognition
The Company’s revenues are derived principally from 1) bitcoin mining income, 2) automobile trading transaction — discontinued operations, 3) loan facilitation services and post-origination administrative

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
services — discontinued operations, 4) finance lease services — discontinued operations, 5) after-market services facilitation services — discontinued operations, 6) guarantee income and — discontinued operations 7) other income — discontinued operations, which mainly includes vehicle management fees and storage service fees related to automobile trading transaction.
Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax (“VAT”), as applicable. The Company determines revenue recognition through the following steps:
•
Identify the contract(s) with a customer;

•
Identify the performance obligations in the contract;

•
Determine the transaction price;

•
Allocate the transaction price to the performance obligations in the contract; and

•
Recognize revenue when (or as) the entity satisfies a performance obligation.

Bitcoin mining income
The Company enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Company’s own mining machines. The Company considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Company’s enforceable right to consideration begins when, and continues as long as, the Company provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.
In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash compensation, cryptocurrency, from the mining pool operator, which is a variable consideration based on the mining pool operator’s distribution mechanism, which is Full-Pay-Per-Share (“FPPS”). Under the FPPS distribution mechanism, the mining pool pays block rewards and transaction fees, less mining pool fees. The Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. For the applicable period presented, the Company participated in Bitcoin mining to generate its mining revenues under the FPPS distribution mechanism.
FPPS Mining Pool
The Company participates in the mining pool that uses the FPPS distribution mechanism. The Company is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Company is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:
•
The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Company provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.
•
The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Company earned for the same 24-hour period.

•
The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Company is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Company performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Company performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.
While the non-cash consideration is variable, the Company has the ability to estimate the variable consideration when the Company begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency at midnight UTC, on the date the Company provides the hash calculation service.
Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Company receives is an aggregate amount and primarily includes the block rewards. As a result, the Company does not present disaggregated revenue information on block rewards and transaction fees.
Automobile trading transaction — discontinued operations
When providing car trading services, the Company evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Company acts as a principal in which the Company purchases vehicles from suppliers which are vehicle manufacturers or their first-tier car dealerships and sells the vehicles to customers which are other car dealerships and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers. When the Company acts as an agent, revenue is recorded on a net basis when the Company does not obtain control over the specified goods and services before they are transferred to the customers. The revenue generated from sale of vehicles is recognized at a point in time when the control of the vehicles is transferred from the Company to the customers when the vehicles are delivered and their titles are passed on to the customers.
Loan facilitation income and post — origination administrative services (“PAS”) — discontinued operations
The Company entered into non-risk assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass the Company’s credit assessment are recommended to the financial

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and the Company will earn a loan facilitation fee from the financial institution and borrowers. The Company will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. In addition, for certain arrangements, the Company provides risk assurance on the principal and accrued interest repayments of the defaulted loans to various financial institutions. The Company determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.
The Company determines its customers to be both the financial institutions and borrowers. The Company considers the loan facilitation service, PAS and risk assurance services as separate services, of which the risk assurance service is accounted for in accordance ASC 460, Guarantees (“ASC 460”).
The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. The Company makes the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.
The Company first allocates the transaction price to the risk assurance liabilities at fair value in accordance with ASC 460. The remaining transaction price is then allocated to the loan facilitation services and PAS on a relative standalone selling price basis. The Company does not have observable price for the loan facilitation services and PAS because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Company estimates the standalone selling price of the loan facilitation and PAS using the expected cost plus a margin approach.
The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight-line method as the PAS services are performed. PAS revenue recognized in the years ended December 31, 2022, 2023 and 2024 was US$3,504,367, US$2,009,613 and US$562,715, respectively.
The loan facilitation services and PAS are recorded as Loan facilitation income and other related income in the consolidated statements of comprehensive income (loss).
Finance lease services — discontinued operations
The Company provides automobile finance lease services to individual borrowers. Financing lease income is recognized using the effective interest method. Initial direct cost received and direct origination costs are generally deferred and amortized over the term of the related finance lease receivables using the effective interest method and are removed from the consolidated balance sheets when the related finance lease receivables are sold, charged off or paid in full.
After-market services income — discontinued operations
The Company provides after-market services to car buyers which mainly include three types of separate contracts, 1) insurance facilitation service and 2) car recovery and disposal services 3) collateral release intermediation service fee

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
For 1) after-market insurance facilitation service, it mainly includes two types of contracts, one is facilitating personal accident insurance and automobile insurance, and the other is offering anti-theft package services. After-market insurance facilitation service income for personal accident insurance and automobile insurance is recognized at the point of time when facilitation services are completed. For anti-theft package services, the Company first allocates the fair value of indemnification service under ASC 460 and then allocates the remaining consideration to the after-market service of anti-theft telematic devises installment.
For 2) after-market car recovery and disposal services income, it mainly refers to delinquent asset management income for car recovery and disposal services, which is recognized at the point of time when the company delivers the relevant service.
For 3) collateral release intermediation service fee, it mainly refers to intermediation service income generated from business partners by introducing the business partners to the car buyers, who may contract with and purchase collateral release service from the business partners. The transaction price is variable and determined as a percentage of the total service fee the business partners generate from the car buyers within a settlement period, typically 30 days. The revenue is recognized at the point of time when the service is delivered and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
2.5   Leases
Operating Leases — Lessee under ASC 842
The Company has operating leases for certain office rentals as a lessee. At inception of a contract, the Company determines whether that contract is, or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.
The Company records a lease liability and corresponding operating lease right-of-use (“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The Company uses its unsecured borrowing rate over the lease term and adjusts the rate based on its credit risk and the effects of collateral to approximate a collateralized rate, which will be updated on an annual basis for measurement of new lease liabilities. ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. However, none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.
If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive income (loss). Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.
2.6   Cost of revenues
Cost of revenues consist primarily of cost of mining machines’ depreciation, cost of hosting expenses of mining machines, cost of vehicles — discontinued operations, commissions paid to car dealers who refer borrowers to the Company — discontinued operations, employee compensation costs — discontinued operations, leasing interest expense — discontinued operations, cost of telematics devices installed in automobiles — discontinued operations and third-party outsourcing fees for vehicle repossession services — discontinued operations. Cost of revenues are expensed as incurred when the corresponding services have been provided.
2.7   Foreign currency translation and transactions
In the third quarter of 2025, the Company changed the reporting currency of its consolidated financial statements from Renminbi (“RMB”) to U.S. dollars, reflecting the profile of its revenue and profit after the divestiture of its PRC business in May 2025. All comparative numbers are recast in U.S. dollars (“US$”) as if the financial statement originally had been presented in US$ since the earliest periods. In applying the change in reporting currency, all the Company’s financial statements were translated from their functional curency into US$.
The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters (“ASC 830”). The functional currency of the Company, Cango HK and Express Limited is the US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currency, which are all included in the discontinued operations.
The financial statements of subsidiaries and VIEs whose functional currency is RMB are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Translation adjustments resulting from this process are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity.
Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss) during the period in which they occur.
2.8   Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, investments in interest-bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities within three months from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.
As of December 31, 2024, majority of the Company’s cash and cash equivalents, restricted cash and short-term investments were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousands, starting October 1, 2024 (HK$500 thousands before October 1, 2024). The Company selected reputable financial institutions to place its cash and cash equivalents, restricted cash and short-term investments. The Company regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
2.9   Restricted cash — discontinued operations
Restricted cash represents cash deposited with the respective financial institution customers as (i) collaboration and guarantee deposits in relation to facilitation transaction with financial institutions and (ii) bank deposits held for short-term investments.
Financial institutions make corresponding deductions from the collaboration and guarantee deposits in relation to facilitation transaction with financial institutions, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.
The classification of restricted cash (ii) was mainly due to the redemption of certain short-term investments and reclassification of such redemption proceeds to restricted cash, current — bank deposits held for short-term investment during the subscription process for new investments as of the balance sheet date.
The balance of restricted cash deposited as collaboration and guarantee deposits in relation to facilitation transaction with financial institutions was US$84,186,447 and US$40,858,623 as of December 31, 2023 and 2024, respectively. The balance of restricted cash deposited as bank deposits held for short-term investments was US$235,215,536 and US$nil as of December 31, 2023 and 2024, respectively.
2.10   Accounts receivable, net
Accounts receivable are recognized and carried at the original contract amount which will be invoiced, net of allowances for accounts receivable. The Company maintains an allowance for accounts receivable in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”) and records the allowance as an offset to accounts receivable, and the expected credit losses charged to the allowance is classified as “Provision for credit losses” in the consolidated statements of comprehensive income (loss). Bad debts are written off after all collection efforts have been exhausted.
2.11   Contract assets and liabilities — discontinued operations
Contract assets represent the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company maintains an allowance for contract assets in accordance with ASC 326 and records the allowance as an offset to contract assets, and the expected credit losses charged to the allowance is classified as “Provision (net recovery on provision) for credit losses” in the consolidated statements of comprehensive income (loss). Contract assets as of December 31, 2023 and 2024 were US$29,146,040 and US$7,024,096, respectively. The remaining unsatisfied performance obligations as of December 31, 2023 and 2024, pertaining to post-origination services amounted to US$46,685 and US$14,213, respectively.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer and mainly consist of cash payment received in advance from customers of automobile trading transactions and PAS, which is included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” on consolidated balance sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were US$57,349,420 and US$179,280 for the years ended December 31, 2023 and 2024, respectively.
2.12   Short-term investments
All highly liquid investments such as time deposits and structured deposits with original maturities of three months or more but less than one year, are classified as short-term investments. Investments such as wealth management products expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC 320, Investments — Debt Securities (“ASC 320”), and short-term equity investments in accordance with ASC 321, Investments — Equity Securities (“ASC 321”). The Company classifies the short-term debt investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320.
Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Such debt securities include time deposits, and structured deposits in financial institutions.
Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading debt securities are included in earnings.
Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.
Equity investments measured at fair value with changes in fair value are recorded in earnings. The Company does not assess whether those securities are impaired.
Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Interest income, realized and unrealized gains and losses from the short-term investments are recorded in “Interest income” and “Investment income (loss)” respectively in the consolidated statements of comprehensive income (loss). The Company has no unrealized gain (loss) associated with equity securities held on December 31, 2023 and December 31, 2024.
2.13   Risk assurance liabilities — discontinued operations
The Company provides risk assurance to various financial institution customers. The risk assurance liability requires the Company to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The risk assurance liability consists of two components, the Company’s obligation to stand ready to make delinquent payments over the term of the arrangement (non-contingent risk assurance liabilities) and the contingent obligation relating to the contingent loss arising from the arrangement (contingent risk assurance liabilities).
Non-contingent risk assurance liabilities
Non-contingent risk assurance liability is accounted for in accordance with ASC 460. At inception, the Company recognizes non-contingent risk assurance liability at fair value, which is primarily based on assumptions regarding probability of default, loss given default and margin rate, while considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. Subsequently, non-contingent risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand-ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal.
Prior to the adoption of ASC 326 on January 1, 2023, the release of non-contingent risk assurance liability is recognized in earnings as a reduction of net loss on risk assurance liabilities. Subsequent to January 1, 2023, non-contingent risk assurance liability is subsequently recognized as guarantee income.
Contingent risk assurance liabilities
Prior to January 1, 2023, the contingent risk assurance liability is accounted for in accordance with ASC 450, Contingencies (“ASC 450”). The contingent loss arising from the obligation to make future payments is recognized under incurred loss methodology, when borrower default is probable, and the amount of loss is estimable. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the historical recoverable amount.
Subsequent to January 1, 2023, the contingent risk assurance liabilities accounted for under ASC 450 are in the scope of ASC 326 and subject to the CECL lifetime methodology, the contingent risk assurance liabilities shall be accounted for in addition to and separately from the non-contingent risk assurance liabilities accounted for under ASC 460. The contingent risk assurance liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inception. The subsequent changes in the contingent risk assurance liability calculated under the Company’s CECL life methodology is adjusted through earnings as changes in net loss on contingent risk assurance liabilities.
2.14   Financing receivables, net — discontinued operations
The Company recognizes financing receivables when it exercises or is required to exercise its obligation to purchase a delinquent loan under the risk assurance obligation and obtaining the legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at the purchase price minus corresponding risk assurance liability. The total purchase price, as well as par value, of the financing receivables was US$72 million and US$18 million for the year ended December 31, 2023 and December 31, 2024, respectively. The amount of contingent risk assurance liabilities recognized as the allowance for financing receivables at the acquisition date was approximately US$9 million for the year ended December 31, 2024.
Financing receivables are divided among pools based on common risk characteristics, such as product (i.e. new cars and used cars) and delinquency status. The financing receivables balances of new cars and used cars were US$3,408,584 and US$749,507 as of December 31, 2023, respectively and US$715,786 and US$63,069 as of December 31, 2024, respectively. These pools are collectively evaluated for current expected credit losses based on roll rate analysis and the resulting allowance is aggregated for each of the pools.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.15   Finance lease receivables, net — discontinued operations
Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as products (i.e. new cars and used cars) and delinquent status. The finance lease receivables balances of new cars and used cars were US$25,257,622 and US$8,107,080 as of December 31, 2023, respectively and US$4,084,842 and US$24,415 as of December 31, 2024, respectively. These pools are collectively evaluated for current expected credit losses based on roll rate analysis and the resulting allowance is aggregated for each of the pools.
2.16   Nonaccrual policy
The Company does not accrue lease income or interest income on finance lease principals and financing receivables that are considered impaired or are more than 65 to 85 days past due depending on different funding partners. A corresponding allowance is determined under ASC 326 and allocated accordingly. Accrual of financing lease income and interest income are suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables, loans and financing receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.
2.17   Bitcoin and receivable for bitcoin collateral, net
The Company adopts ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 1, 2024, based on which bitcoin is measured at fair value as of each reporting period.
The receivable for bitcoin collateral represents the bitcoin posted as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such bitcoin at the sole discretion of the lender and for which the lender has an obligation to return to the Company at maturity of the loan. The receivable is recorded at fair value and changes in fair value are recorded as gain or loss from change in fair value of receivable for bitcoin collateral on the consolidated statements of comprehensive income (loss). The receivable for bitcoin collateral is classified as current. The value and activity involving this asset are discussed in detail in Note 8. As all of the Company’s bitcoins are posted to the lender as collateral, the Company does not have any assets associated with bitcoin holdings as of December 31, 2024.
At commencement and throughout the term of the arrangement, the Company considers and accounts for the credit risk associated with the bitcoin receivable collateral in accordance with the principles outlined in ASC 326. The receivable for bitcoin collateral is presented net of any allowance for credit losses.
2.18
Allowance for financing receivables, allowance for finance lease receivables and allowance for receivable for bitcoin collateral

Allowance for financing receivables, allowance for finance lease receivables — discontinued operations
In estimating the allowance for credit losses, the Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The CECL model applied to estimate the allowances for financing receivables and finance lease receivables is calculated by multiplying the probability-of-default (“PD”) and loss given default rate (“LGD”) variables based on pools of loans with similar risk characteristics. The Company selects expected forward-looking factors, which have a strong correlation, economic, and commercial significance using a regression model, and incorporates these forward-looking factors into the CECL model. These forward-looking factors mainly include producer price index, urban unemployment rate, holiday effect and scale of social financing. The expected life of each loan is determined based on the contractual term. The model is primarily applicable to estimation of credit losses of financing receivable, finance lease receivables and certain off-balance sheet credit exposures, such as contingent risk assurance liabilities not accounted for as derivatives.
Allowance for receivable for bitcoin collateral
To estimate the allowance for credit loss of receivable for bitcoin collateral, as the Company has no historical experience with similar assets, the allowance is determined using a combination of industry data, peer analysis, and forward-looking information about economic conditions and the creditworthiness of the counterparty. The Company incorporates relevant qualitative factors, such as the nature of the receivable, the characteristics of the counterparty, and any observable market indicators, to assess the expected collectability of the receivable for bitcoin collateral. The estimation process also includes reasonable and supportable forecasts to account for future economic conditions and any anticipated impact on the receivable.
2.19   Treasury shares
The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.
2.20   Mining machines, net
Mining machines are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value of 0% and the estimated useful life of 3 years.
2.21   Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful life of the class of asset, which range as follows:
Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment – discontinued operations	3 – 5 years	5%
Motor vehicles – discontinued operations	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil
Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Depreciation is recorded starting at the time when assets are ready for the intended use.
2.22   Intangible assets, net — discontinued operations
Intangible assets that have finite useful life primarily include purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets,

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
which vary from 6 – 10 years. The weighted average amortization period for the computer software was 8.51 years and 8.18 years as of December 31, 2023 and 2024, respectively.
As of December 31, 2024, intangible assets that have indefinite useful life primarily include an insurance brokerage license purchased in February 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment immediately prior to the change in classification.
2.23   Research and development — discontinued operations
Research and development expenses are primarily incurred in the development of new services and new features of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any year presented as the Company has not met all of the necessary capitalization requirements.
2.24   Impairment of long-lived assets and intangible assets
Impairment of long-lived assets
Long-lived assets with a finite useful life, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
Intangible assets — discontinued operations
Intangible assets with indefinite lives, are assessed annually for impairment and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. Impairment exists when the fair value is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
2.25   Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was US$8,999,521, US$5,787,266 and US$3,720,568 for the years ended December 31, 2022, 2023 and 2024, respectively, most of which were included in the discontinued PRC operations.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.26   Value added taxes (“VAT”) — discontinued operations
Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIEs are all general VAT taxpayers which are subject to tax rate of 6% or 13%, except for Shanghai Wangtian Investment Co., Ltd., which is certified as small-scale VAT taxpayers with an applicable tax rate of 3%. VAT is reported as a deduction to revenue when incurred and amounted to US$39,315,126, US$23,882,094 and US$2,254,123 for the years ended December 31, 2022, 2023 and 2024, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
2.27   Income taxes
The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.
The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss). As of and for the years ended December 31, 2022, 2023 and 2024, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.
2.28   Segment information
An operating segment is a component of a public entity that has all of the following characteristics:
a.
It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.
Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.
Its discrete financial information is available.

For the reporting periods including and prior to the fiscal year ended on December 31, 2023, the Chief Operating Decision Maker (CODM), who is the Company’s Chief Executive Officer (CEO), made resource allocation decisions and assessed performance based on the consolidated financial results as a whole. As a result, the Company operated as a single reportable segment.
In 2024, following the commencement of the bitcoin mining business, the CODM began to evaluate the performance of the overall business based on two distinct segments: (i) Bitcoin Mining Business and (ii) Automobile and Related Business, which had been included in the discontinued operations pursuant to Companys’ divestment of its PRC business as stated in Note 1. The Company now reports segment financial information based on single segment in alignment with this change in how the CODM assesses performance and allocates resources.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
As the Company operated as a single segment for periods including and prior to the fiscal year ended on December 31, 2023, reference should be made to the consolidated financial statements for profit and loss and asset information for those periods. Additionally, segment disclosures for these prior periods provide further details related to the Company’s operations.
CODM evaluates the operating results based on the amount of income before income taxes of each reportable segment. This financial metric is used to perform analytical comparisons between periods and to monitor budget-to-actual variances on a periodic basis in order to assess performance and allocate resources.
The following table summarizes key financial information of income by segment in 2024:
	For the year ended December 31, 2024
	Bitcoin Mining Business	Total
Revenues	89,908,403	89,908,403
Less: Operating cost and other relevant expenses
Cost of mining service – hosting expenses	63,547,329	63,547,329
Cost of revenue – depreciations	11,539,783	11,539,783
Provision for credit losses	711,224	711,224
Loss from change in fair value of receivable for bitcoin collateral	3,417,442	3,417,442
Interest expense	93,276	93,276
Reportable segment income before income taxes	10,599,349	10,599,349
	For the year ended December 31, 2024
	Bitcoin Mining Business	Total
Reconciliations to income before income tax
General and administrative expense – staff cost		10,124,393
General and administrative expense – others		5,682,941
Interest income		(9,454,145)
Foreign exchange gain, net		125
Other income		(511,292)
Net income before income taxes from continuing operations		4,757,327
The following table summarizes key financial information of asset by segment in 2024:
	As of December 31, 2024
	Bitcoin Mining Business	Total
Segment assets:
Current assets
Accounts receivable, net	1,645,518	1,645,518
Prepayments and other current assets, net of allowance	26,966,209	26,966,209
Receivable for bitcoin collateral, net	84,536,567	84,536,567

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
	As of December 31, 2024
	Bitcoin Mining Business	Total
Non-current assets
Mining machines, net	242,806,713	242,806,713
Other non-current assets, net	44,621,402	44,621,402
Total segment assets	400,576,409	400,576,409
Reconciliations to total assets
Cash and cash equivalents		90,431,392
Short-term investments		40,051,450
Operating lease right-of-use assets, net		184,381
Property and equipment, net		65,460
TOTAL ASSETS OF CONTINUING OPERATIONS		531,309,092

The following table summarizes significant expense categories and amounts in 2023 and 2022:
	For the years ended
	December 31, 2022	December 31, 2023
General and administrative expense
Staff cost	22,256,765	5,527,744
Others	1,619,152	1,495,945
Total	23,875,917	7,023,689
Disaggregated revenue data by geographic area in terms of customers’ locations is as follows:
	For the year ended December 31, 2024
	Bitcoin Mining Business	Total
British Virgin Islands	89,908,403	89,908,403
Total	89,908,403	89,908,403
Selected assets of mining machines, property and equipment, operating lease right-of-use assets and intangible assets by geographic area are as follows:
	As of December 31, 2024
	Bitcoin Mining Business	Reconciled items	Total
Asia	37,289,109	249,841	37,538,950
North America	92,809,899	—	92,809,899
Africa	90,541,946	—	90,541,946
Others	22,165,759	—	22,165,759
Total	242,806,713	249,841	243,056,554

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.29   Comprehensive (loss) income
Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive (loss) income includes net income, foreign currency translation adjustments and unrealized (losses) gain on available-for-sale securities and is presented in the consolidated statements of comprehensive income (loss).
2.30   Fair value measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, short-term investment, finance lease receivables, financing receivables, receivable for bitcoin collateral, other current assets, short-term and long-term debts, accrued expenses and other liabilities. The net carrying amounts of these financial instruments, except for short-term equity securities, receivable for bitcoin collateral, non-current portion of restricted cash, non-current finance lease receivables and long-term debts, approximate their fair values because of their generally short maturities. The short-term equity security is valued based on broker quotes and the receivable for bitcoin collateral is carried at fair value based on the primary market price of the underlying bitcoins. The net carrying amount of non-current portion of restricted cash, non-current finance lease receivables and long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.
2.31   Share-based compensation
The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”).

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. In addition, the Company recognizes one-off compensation costs for the award which could be vested immediately upon grant on the grant date. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based options granted to employees.
2.32   Earnings (losses) per share
The Company computes earnings (losses) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings (losses) per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation.
Diluted earnings (losses) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to forfeiture. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings (losses) per share by application of the treasury stock method. The computation of the diluted earnings (losses) per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings (losses) per Class B ordinary share does not assume the conversion of such shares.
The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings (losses) per Class A ordinary share, the undistributed earnings are equal to net income for that computation.
For the purposes of calculating the Company’s basic and diluted earnings (losses) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.
2.33   Government grants — discontinued operations
Government subsidies generally consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities. For government grants with specific purposes or performance conditions, the Company recognizes cash received from government grants as other income once it is reasonably assured that the Company will comply with the conditions of the grant. For government grants provided for general purpose use and are not contingent upon any further actions or

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
performance of the Company and the amounts do not have to be refunded under any circumstances, the Company recognizes the government grants as other income when cash is received from the government.
2.34   Significant risks and uncertainties
Currency convertibility risk — discontinued operations
Company may be exposed to currency convertibility risk as its holdings in RMB are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, financing receivables, finance lease receivables, accounts receivable and receivable for bitcoin collateral.
The Company places its cash and cash equivalents, and restricted cash and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.
The Company manages credit risk of financing receivables (discontinued operations) and finance lease receivables (discontinued operations) through ongoing monitoring of the outstanding balances and reminding efforts by the Company’s risk management department. As of December 31, 2023 and 2024, the Company had no single customer with a balance exceeding 10% of the total financing receivables, and finance lease receivables.
The Company manages the credit risk associated with accounts receivable through timely reconciliations and proactive collection efforts. As of December 31, 2023 and 2024, the Company had significant concentrations of credit risk, with accounts receivable balances from two and three customers, respectively, each representing more than 10% of the total accounts receivable balance at year-end.
The Company manages credit risk of receivable for bitcoin collateral through credit assessment of the counterparty lender and daily supervision and reconciliation of the asset status of the designated crypto wallets.
Concentration of source of revenue
The Company has certain customers who individually represented 10% or more of the Company’s revenue. For the year ended December 31, 2024, one bitcoin mining customer contributed 99.6% of total revenue from continuing operations.
Interest rate risk
The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps, including using derivative financial instruments to economically manage its interest rate exposures on its interest-bearing assets and liabilities. For the Company’s hashrate financing loan, the interest rate caps at 10% p.a. The Company has not been exposed to material risks due to changes in market interest rates.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Borrower default risk — discontinued operations
The Company entered into certain risk assured facilitation arrangements whereby it is obligated to purchase delinquent loans from financial institutions. The Company’s operating results could be adversely affected by a significant increase in the overall borrower default rate for loans facilitated under such arrangements. The Company manages its borrowers’ default risk by performing credit checks on each prospective borrower and ongoing monitoring of the Company overall loan portfolio facilitated through the risk assured facilitation arrangement.
Business and economic risk
The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in bitcoin value; changes in energy cost of mining machines; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with asset quality and credit assessment.
2.35   Recent Accounting Pronouncements
New accounting standards which have been adopted
In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company early adopted ASU 2023-08 effective as of January 1, 2024 and accounted for its bitcoin and related assets according to ASC 350-60. Since the Company did not own any crypto asset prior to the adoption, the adoption did not have a material impact on the Consolidated Financial Statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. This ASU requires that a public entity provide additional segment disclosures on an interim and annual basis. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements, unless impracticable. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The ASU is effective for fiscal years beginning after 15 December 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance on January 1, 2024. The information is disclosed in Note 2.
New accounting standards which have not yet been adopted
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
On November 4, 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 enhances transparency in financial reporting by requiring public business entities (PBEs) to disclose more detailed information about specific natural expense categories included in their income statement captions. And on January 6, 2025, the FASB issued ASU 2025-01 to clarifies that all public business entities must adopt the guidance in ASU 2024-03 for: Annual reporting periods beginning after December 15, 2026 and Interim reporting periods within annual periods beginning after December 15, 2027. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.
3.   DISCONTINUED OPERATIONS
On May 27, 2025, the Company finalized the divestment of all its business related to loan facilitations, aftermarket services, financing leasing services, automobile trading and related services in the PRC (the “PRC Business”), in a strategic transaction valued at approximately US$351.94 million in cash with Ursalpha Digital Limited. As the sale of the PRC business that represents a significant portion of the Company’s total assets prior to the disposal, and the sale repositions the Company to focus on its bitcoin mining operations and international automobile trading, this divestment reprosents a strategic shift for the Company, and such was presented as discontinued operations. Thereafter, the Company no longer retains any interests in the VIEs following the disposal of PRC Business. In connection with the disposal, all the summarized financial information related to VIEs in Note 1 as stated above have been recast to separately present discontinued operations from continuing operations.
The disposal groups related to the PRC business mentioned above included the following entities:
Subsidiaries
Stonebridge Investment First Limited (British Virgin Islands)
Stonebridge Investments Holdings Limited (British Virgin Islands)
Crystal Peak Investments Limited (Mauritius)
Cango Group Limited (Hong Kong)
Express Group Development Limited (Hong Kong)
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (PRC)
VIEs
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and its subsidiaries
Shanghai Yunguhaoche Electronic Technology Co., Ltd. (“Shanghai Yungu”) and its subsidiary
	As of December 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	41,470,262	86,247,191
Restricted cash – current – bank deposits held for short-term investments	235,215,536	—
Restricted cash – current – others	2,019,034	1,481,477

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
3.   DISCONTINUED OPERATIONS (Continued)
	As of December 31,
	2023	2024
Short-term investments	14,377,152	128,618,388
Accounts receivable, net	9,125,721	1,497,641
Finance lease receivables	28,234,121	2,833,899
Financing receivables	4,158,092	778,855
Short-term contract asset, net	24,031,775	4,619,614
Prepayments and other current assets, net	10,913,470	4,036,337
Total current assets of discontinued operations	369,545,163	230,113,402
Non-current assets:
Restricted cash – non-current	82,167,413	39,377,146
Property and equipment, net	1,159,219	843,464
Intangible assets	6,813,222	6,497,283
Long-term contract asset	5,114,265	2,404,483
Finance lease receivables	5,130,582	1,275,359
Operating lease right-of-use assets	6,541,250	5,403,686
Other non-current assets	662,761	555,784
Total non-current assets of discontinued operations	107,588,712	56,357,205
TOTAL ASSETS OF DISCONTINUED OPERATIONS	477,133,875	286,470,607

	As of December 31,
	2023	2024
LIABILITIES
Current liabilities:
Short-term debts	5,503,106	—
Long-term debts – current	130,458	—
Short-term lease liabilities	976,399	903,762
Accrued expenses and other current liabilities	27,606,470	13,723,267
Deferred guarantee income	12,143,676	1,614,910
Contingent risk assurance liabilities	17,625,740	4,273,071
Income tax payable	111,430	2,357
Total current liabilities of discontinued operations	64,097,279	20,517,367
Non-current liabilities:
Long-term debts	100,286	—
Deferred tax liability	1,510,462	1,469,199
Long-term lease liabilities	5,941,925	5,075,071
Other non-current liabilities	31,837	2,619
Total non-current liabilities of discontinued operations	7,584,510	6,546,889
TOTAL LIABILITIES OF DISCONTINUED OPERATIONS	71,681,789	27,064,256

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
3.   DISCONTINUED OPERATIONS (Continued)
	For the years ended December 31,
	2022	2023	2024
Revenues
Automobile trading income	238,939,437	186,744,953	873,418
Loan facilitation income and other related income	21,917,846	2,846,456	2,192,365
Guarantee income	—	30,247,050	10,343,326
Leasing income	23,278,954	8,189,213	1,602,950
After-market services income	10,695,839	9,323,955	5,729,180
Others	1,607,471	5,330,535	310,197
Total Revenues	296,439,547	242,682,162	21,051,436
Operating cost and expenses
Cost of revenue	273,932,710	215,581,508	11,675,910
Sales and marketing	19,874,787	5,549,957	1,820,336
General and administrative	20,828,112	15,321,448	18,822,734
Research and development	6,879,242	4,294,079	759,722
Net loss (gain) on contingent risk assurance liabilities	44,884,353	3,654,895	(3,863,348)
Net provision (net recovery on provision) for credit losses	47,802,613	(19,461,865)	(38,223,001)
Impairment loss from goodwill	—	21,197,627	—
Total operating cost and expense	414,201,817	246,137,649	(9,007,647)
Interest income	2,002,231	1,903,232	5,284,670
Net gain on equity securities	718,118	3,442,198	1,165,910
Interest expense	(2,516,055)	(584,601)	—
Foreign exchange gain, net	952,076	184,020	229,512
Other income	4,163,399	3,649,819	633,357
Other expenses	(369,113)	(231,684)	(293,897)
(Loss) Income from discontinued operations before tax	(112,811,614)	4,907,497	37,078,635
Income tax expenses	(35,655,515)	(13,326,297)	(183,651)
Net (loss) income from discontinued operations, net of tax	(148,467,129)	(8,418,800)	36,894,984
Net cash (used in) provided by discontinued operating activities	(89,339,436)	139,019,378	38,850,280
Net cash provided by (used in) discontinued investing activities	143,868,276	190,070,347	(85,570,858)
Net cash (used in) discontinued financing activities	(162,026,994)	(136,619,066)	(5,426,532)
Certain impact of inter-company transactions between the continuing operations and discontinued operations have been eliminated.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
4.   SHORT-TERM INVESTMENTS, NET
Short-term investments include held-to-maturity time deposits ranging from three months to one year.
	As of December 31,
	2023	2024
Debt securities:
Held-to-maturity time deposit	75,034,886	40,074,501
Equity securities:
Marketable equity securities	35,756	—
Less: allowance for short-term investments	—	(23,051)
Total short-term investments	75,070,642	40,051,450
For the years ended December 31, 2022, 2023 and 2024, interest income related to held-to-maturity time deposits was US$4,543,789, US$9,385,155 and US$9,454,145, respectively.
The movements in the allowance for short-term investments were as follows:
	As of December 31,
	2023	2024
Balance as of January 1	—	—
Addition	—	23,051
Balance as of December 31	—	23,051
5.   ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related allowance are summarized as follows:
	As of December 31,
	2023	2024
Accounts receivable	—	1,652,243
Less: allowance for accounts receivable	—	(6,725)
Accounts receivable, net	—	1,645,518
No amounts have been written off during the years ended December 31, 2023 and 2024, respectively.
The movement in the allowance for accounts receivable was as follows:
	As of December 31,
	2023	2024
Balance as of January 1	—	—
Addition	—	6,725
Balance as of December 31	—	6,725

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
6.   PREPAYMENTS AND OTHER CURRENT ASSETS, NET
Prepayments and other current assets consist of the following:
		As of December 31,
	Notes	2023	2024
Prepaid mining machine hosting expenses	i	—	25,004,141
Interest receivables		74,402	1,877,373
Deposits held by third parties		83,665	84,695
Prepayments and other current assets		158,067	26,966,209
Less: allowance for prepayments and other current assets		—	—
Prepayments and other current assets, net		158,067	26,966,209

(i)
The hosting service provider requires the Company to maintain a certain level of hosting fee prepayments at all times. The Company is able to choose to pay the hosting invoice separately or utilizing the prepayment, and, in the latter case, the amount will be used to deduct against the hosting fee invoiced. Once the amount of prepayment is utilized, the Company is required to make additional prepayment to maintain the current level of prepayment.

7.   RECEIVABLE FOR BITCOIN COLLATERAL, NET
As of December 31, 2024
Receivables for bitcoin collateral	84,838,573
Less: allowance for receivables for bitcoin collateral	(302,006)
Total receivable for bitcoin collateral, net	84,536,567
The movement in the allowance for receivables for bitcoin collateral was as follows:
As of December 31, 2024
Balance as of January 1	—
Addition	302,006
Balance as of December 31	302,006
As of December 31, 2024, all of the Company’s bitcoins were posted as collateral. These bitcoins had a total cost basis of approximately US$88.3 million and a fair value of approximately US$84.8 million. The loss from change in fair value of receivable for bitcoin collateral of approximately US$3.4 million has been recorded in accumulated deficit.
8.   MINING MACHINES, NET
Mining machines consist of the following:
As of December 31, 2024
Mining machines	254,346,496
Less: accumulated depreciation	(11,539,783)
Mining machines, net	242,806,713
Depreciation expense, for the year ended December 31, 2024, was US$11,539,783.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
8.   MINING MACHINES, NET (Continued)
In November 2024, the Company entered into agreements with a seller to purchase mining machines that produces an aggregate hash rate of 32 EH for a total of approximately US$254 million. The Company has obtained control of these mining machines and the transaction was closed in November 2024.
9.   OTHER NON-CURRENT ASSETS, NET
Other non-current assets are summarized as follows:
	As of December 31,
	2023	2024
Service deposit made to mining machine hosting service provider	—	44,992,599
Total other non-current assets	—	44,992,599
Less: allowance for other non-current assets	—	(371,197)
Other non-current assets, net	—	44,621,402
No amounts have been written off during the years ended December 31, 2023 and 2024, respectively.
The movements in the allowance for other non-current assets were as follows:
As of December 31, 2024
Balance as of January 1	—
Addition	371,197
Balance as of December 31	371,197
10.   SHORT-TERM DEBTS
Short-term debts consist of the following:
Name	Fixed/floating annual rate (%)	Term	As of December 31, 2024
Hashrate financing loan(i)	Floating, cap at 10.0% p.a.	Not specified	US$17,067,978

(i)
On November 11, 2024, the Company signed a Master Loan Agreement with a lender in which the lender agreed to grant a credit line to the Company to lend the Company fiat money or cryptocurrency for the purpose of paying off the Company’s mining machines hosting expenses. The loans are denoted in U.S. dollars and typically paid directly to the service provider. The amount the Company is able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral the Company posted at the lender-designated wallets. Based on the agreement, there is no specific limit in the amount the Company is able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount the Company could draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have maturity as long as sufficient collateralization has been maintained. As of December 31, 2024, all of the Company’s bitcoins were posted as collateral.

The weighted average interest rate for the outstanding debts was approximately 7.5% as of December 31, 2024.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
11.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:
	As of December 31,
	2023	2024
Payment due for mining machine purchase	—	126,317,900
Payment due for hosting expenses	—	40,109,274
Payable to employees	—	2,000,000
Customer advances	1,529,182	1,637,864
Accrued professional service fees	—	781,798
Interest payable	—	63,640
Others	2,451	80,043
	1,531,633	170,990,519
12.   COST OF REVENUE
Cost of revenue consists of the following:
	For the years ended December 31,
	2022	2023	2024
Cost of mining service – hosting expenses	—	—	63,547,329
Cost of mining service – depreciations	—	—	11,539,783
	—	—	75,087,112
13.   INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
China — discontinued operations
The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
13.   INCOME TAXES (Continued)
operations, personnel, accounting, and properties, etc. reside within PRC. The VIEs’ subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes. Under the current EIT Law, capital gains derived from PRC are subject to a 10% PRC withholding tax. Under the current EIT Law, dividends for earnings paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Capital gains derived from PRC are also subject to a 10% PRC withholding tax.
The Company’s net income (loss) before income taxes consists of:
	For the years ended December 31,
	2022	2023	2024
Cayman Islands	(15,847,036)	4,032,849	3,832,955
Hong Kong	(2,323,199)	(1,090,792)	924,372
Net income (loss) before income taxes from continuing operations	(18,170,235)	2,942,057	4,757,327
The Company continually evaluates its tax positions and, if necessary, will adjust its uncertain tax position reserves accordingly based on the outcome of tax law changes.
The current and deferred component of income tax expenses are as follows:
	For the years ended December 31,
	2022	2023	2024
Current income tax expense (benefit)	—	—	—
Deferred income tax (benefit) expense	(236,061)	—	—
Total income tax expense	(236,061)	—	—
The principal components of the deferred tax assets and liabilities are as follows:
	As of December 31,
	2023	2024
Non-current deferred tax assets
Lease liabilities	25,096	45,059
Net operating loss carry-forward	2,171,976	2,019,455
Less: valuation allowance	(2,171,976)	(2,019,455)
Non-current deferred tax assets, net	25,096	45,059
Non-current deferred tax liabilities
Operating lease right-of-use assets	(25,096)	(45,059)
Others	(1)	(1)
Non-current deferred tax liabilities	(25,097)	(45,060)
Non-current deferred tax liabilities, net of deferred tax assets	(1)	(1)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
13.   INCOME TAXES (Continued)
The Company evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in cumulative financial loss and are not forecasting profits. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Reconciliation between the income tax expense computed by applying the HK tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:
	For the years ended December 31,
	2022	2023	2024
Income (loss) before provision of income tax	(18,170,235)	2,942,057	4,757,327
HK statutory income tax rate	16.5%	16.5%	16.5%
Income tax at statutory tax rate	(2,998,089)	485,439	784,959
Tax rate differential	2,378,700	(665,420)	(632,438)
Change in valuation allowance	383,328	179,981	(152,521)
Income tax expenses	(236,061)	—	—
Unrecognized Tax Benefit
As of December 31, 2023 and 2024, the Company concluded that there was no significant impacts from tax uncertainty in its consolidated financial results. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries which were all included in the discontinued operations. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
The Company has evaluated its uncertain tax positions in accordance with ASC 740. Based on this evaluation, the Company has taken the tax positions that it has not incurred income tax liabilities related to its income from mining operations in various countries in 2024 and determined that such positions are more likely than not to be sustained upon examination based on the facts, circumstances, and information available as of the filing date of this report.
14.   NET INCOME (LOSSES) PER SHARE (“EPS”)
Basic losses per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted losses per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted net income (losses) per share for the years ended December 31, 2022, 2023 and 2024:

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
14.   NET INCOME (LOSSES) PER SHARE (“EPS”) (Continued)
	For the years ended December 31,
	2022		2023		2024
Basic EPS – continuing operations	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net (loss) income attributable to Cango Inc’s shareholders	(13,158,795)	(4,775,380)	2,058,653	883,404	3,089,749	1,667,578
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	201.10	72.98	170.07	72.98	135.22	72.98
Basic EPS	(0.07)	(0.07)	0.01	0.01	0.02	0.02
	For the years ended December 31,
	2022		2023		2024
Basic EPS – discontinued operations	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net (loss) income attributable to Cango Inc’s shareholders	(108,934,397)	(39,532,732)	(5,890,909)	(2,527,891)	23,962,247	12,932,737
Denominator:
Number of shares used for Basic EPS computation (millions of shares)	201.1	72.98	170.07	72.98	135.22	72.98
Basic EPS	(0.54)	(0.54)	(0.03)	(0.03)	0.18	0.18
	For the years ended December 31,
	2022		2023		2024
Diluted EPS – continuing operations	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net (loss) income attributable to ordinary shareholders	(13,158,795)	(4,775,380)	2,096,337	845,720	3,267,498	1,489,829
Reallocation of net income as a result of conversion of Class B to Class A shares	(4,775,380)		845,720		1,489,829
Net (loss) income attributable to ordinary shareholders for diluted EPS	(17,934,175)	(4,775,380)	2,942,057	845,720	4,757,327	1,489,829
Denominator: (millions of shares)

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
14.   NET INCOME (LOSSES) PER SHARE (“EPS”) (Continued)
	For the years ended December 31,
	2022		2023		2024
Diluted EPS – continuing operations	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Number of shares used for basic EPS computation	201.1	72.98	170.07	72.98	135.22	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98		72.98		72.98
Adjustments for dilutive share options (millions of shares)			10.83		24.84
Number of shares used for diluted EPS computation	274.08	72.98	253.88	72.98	233.04	72.98
Diluted EPS	(0.07)	(0.07)	0.01	0.01	0.02	0.02

	For the years ended December 31,
	2022		2023		2024
Diluted EPS – discontinued operations	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net (loss) income attributable to ordinary shareholders	(108,934,397)	(39,532,732)	(5,890,909)	(2,527,891)	25,340,762	11,554,222
Reallocation of net income as a result of conversion of Class B to Class A shares	(39,532,732)		(2,527,891)		11,554,222
Net (loss) income attributable to ordinary shareholders for diluted EPS	(148,467,129)	(39,532,732)	(8,418,800)	(2,527,891)	36,894,984	11,554,222
Denominator: (millions of shares)
Number of shares used for basic EPS computation	201.1	72.98	170.07	72.98	135.22	72.98
Weighted average effect of dilutive securities:
Conversion of Class B to Class A ordinary shares	72.98		72.98		72.98
Adjustments for dilutive share options (millions of shares)					24.84
Number of shares used for diluted EPS computation	274.08	72.98	243.05	72.98	233.04	72.98
Diluted EPS	(0.54)	(0.54)	(0.03)	(0.03)	0.16	0.16

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
15.   FAIR VALUE MEASUREMENTS
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures or discloses held-to-maturity time deposit and equity investments with readily determinable fair value as of December 31, 2023 and held-to-maturity time deposit and receivable for bitcoin collateral with readily determinable fair value as of December 31, 2024 on a recurring basis. The fair value of time deposits is determined based on the prevailing interest rates in the market.
The Company did not transfer any assets in or out of level 3 during the years ended December 31, 2023 and 2024.
The following table summarizes the Company’s financial assets and financial liabilities measured or disclosed at fair value on recurring basis as of December 31, 2023:
	As of December 31, 2023
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
Asset:
Short-term investment	35,756	75,034,886	—	75,070,642
The following table summarizes the Company’s financial assets and financial liabilities measured or disclosed at fair value on recurring basis as of December 31, 2024:
	As of December 31, 2024
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
Assets:
Short-term investment	—	40,074,501	—	40,074,501
Receivable for bitcoin collateral	—	84,838,573	—	84,838,573
16.   SHARE-BASED COMPENSATION
On May 25, 2018, the Board of Directors of Cango Inc. approved the Employee Stock Ownership Plan (the “ESOP”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations and approved 27,845,526 options under the ESOP. The exercise price for such options is US$1.7951 per share. Options under the Company’s plan vest over a total period of 4 years from the grant date, pursuant which 50% of the options will vest upon the second anniversary of the grant date and 25% of the options will vest upon the third anniversary and fourth anniversary of the grant date, respectively. Any unvested options will be forfeited upon termination of a grantee’s employment with the Company, unless otherwise determined by the plan’s administrator.
In May 2018, the Company granted 5,569,105 options (Batch 1) to certain eligible employees. In February 2019, the Company granted another 5,569,105 options (Batch 2). In October 2020, the Company granted another 8,353,658 options (Batch 3). In May 2021, the Company granted another 8,454,422 options (Batch 4). On August 1, 2022, the Company granted another 28,000 options (Batch 5-1) and 1,585,000 options (Batch 5-2). On December 23, 2024, the Company granted another 42,906 options (Batch 6) and shall vest immediately upon grant. Part of the options granted in Batch 4, Batch 5-1, Batch 5-2 and Batch 6 are redistribution of previously forfeited options to different eligible employees.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
16.   SHARE-BASED COMPENSATION (Continued)
On April 22, 2022, the Company’s Board of Directors authorized the grant of an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Xiaojun Zhang and an option to purchase 6,000,000 Class A Ordinary Shares to Mr. Jiayuan Lin. Such Share Options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding the Company’s profitable investment in Li Auto Inc., and shall vest immediately upon grant, and have an exercise price of US$1.2951 per Class A Ordinary Share. The option was granted on June 16, 2022.
According to the terms of the ESOP, in the event of the Company distributing cash dividend other than normal cash dividends to its shareholders which affects the price of ordinary shares, an adjustment is required for all outstanding options under the ESOP to reflect such change with respect to exercise price per share.
On March 11, 2021, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$147.1 million was paid to shareholders of record as of the close of trading on March 22, 2021 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.7951 per share to US$1.2951 per share from March 22, 2021.
On April 22, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$136.6 million was paid to shareholders (netted with dividend received related with treasury shares) of record as of the close of trading on May 25, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$1.2951 per share to US$0.7951 per share from June 16, 2022.
On October 11, 2022, the Company’s Board of Directors approved a special cash dividend of US$0.50 per ordinary share based on the Company’s outstanding ordinary shares. This special cash dividend, aggregating approximately US$134.8 million was paid to shareholders of record as of the close of trading on October 24, 2022 (Eastern Time). The exercise price of all unexercised options of the ESOP was adjusted from US$0.7951 per share to US$0.2951 per share from November 24, 2022.
The estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The expected exercise multiple is estimated by management based on changes in intrinsic value of the option and likelihood of early exercises by employees, which the Company believes is representative of the future.
The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees were as follows:

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
16.   SHARE-BASED COMPENSATION (Continued)
	As of May 25, 2018, (date of inception)	As of February 15, 2019, (date of inception)	As of October 15, 2020, (date of inception)	As of May 1, 2021, (date of inception)	As of June 16, 2022, (date of inception)	As of August 1, 2022, (date of inception)	As of August 1, 2022, (date of inception)	As of December 23, 2024, (date of inception)
	Batch 1	Batch 2	Batch 3	Batch 4		Batch 5-1	Batch 5-2	Batch 6
Risk-free interest rate (%)	2.93	2.66	0.74	0.74	3.20	2.59	2.59	4.53
Volatility (%)	38.70	38.70	37.60	38.00	47.80	48.10	48.10	50.00
Expected exercise multiple	2.80	2.30	2.30	2.30	2.80	2.80	2.20	2.80
Dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expected life (in years)	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Exercise price (US$)	1.7951	1.7951	1.7951	1.2951	0.7951	0.7951	0.7951	0.2951
Fair value of ordinary shares (US$)	5.92	3.96	2.83	3.36	1.57	1.28	1.28	2.43
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were US$19,650,331, US$3,502,443 and US$1,404,008 for the years ended December 31, 2022, 2023 and 2024, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 was US$14,375,495, US$14,072,259 and US$7,215,007, respectively.
A summary of option activity under the ESOP is as follows:
	Number of options	Weighted average exercise price	Weighted average Grant date fair value	Aggregate Intrinsic Value
Balance, December 31, 2021	25,946,770	1.30	3.92
Granted	13,613,000	0.80	1.54
Exercised	(1,817,288)	0.56	3.84	734,831
Forfeited	(1,687,224)	0.92	3.12
Balance, December 31, 2022	36,055,258	0.30	3.00
Granted	—	—	—
Exercised	(1,285,640)	0.30	3.33	381,706
Forfeited	(856,922)	0.30	1.94
Balance, December 31, 2023	33,912,696	0.30	3.00
Granted	42,906	0.30	2.42
Exercised	(1,221,920)	0.30	3.22	1,646,534
Forfeited	(262,902)	0.30	2.00
Balance, December 31, 2024	32,470,780	0.30	3.00
Vested or expected to vest at December 31, 2024	32,298,296	0.30		61,525,024
Exercisable at December 31, 2024	30,345,598	0.30		57,805,330

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
16.   SHARE-BASED COMPENSATION (Continued)
As of December 31, 2024, US$413,589 of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 0.54 years and a weighted-average remaining contractual term of 6.61 years. Cash received from option exercise under all share-based payment for the years ended December 31, 2022, 2023 and 2024, was US$1,053,981, US$385,744 and US$360,589, respectively.
For the years ended December 31, 2022, 2023 and 2024, the Company allocated share-based compensation expense as follows:
	For the years ended December 31,
	2022	2023	2024
General and administrative – continuing operations	19,650,331	3,502,433	1,404,008
General and administrative – discontinued operations	4,262,666	1,968,341	974,328

17.   COMMITMENTS AND CONTINGENCIES
Capital commitments
The Company had no capital commitments contracted but not yet reflected in the financial statements as of December 31, 2024.
Legal contingencies
In normal business operations, the Company may be involved in legal proceedings filed by its employees, customers, and service providers against the Company related to disputes on various arrangements. The management makes estimates of the related losses and accrues loss contingencies that are both probable and reasonably estimable in the consolidated financial statements.
In the year ended December 31, 2024, the Company is involved in a legal dispute with a customer regarding allegations related to the delivery of vehicles in an automobile trading business arrangement, from which the customer seeks damages of approximately US$3.3 million. Based on the current legal assessment, the Company has recorded the entire amount of approximately US$3.3 million in accrued expense and other current liabilities, which had been entirely included in the discontinued operations. The Company intends to vigorously defend the case.
18.   ORDINARY SHARES
Upon completion of the Company’s IPO on July 26, 2018, 169,239,905 Class A ordinary shares were issued upon conversion of all redeemable convertible preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to twenty votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.
Upon completion of the Company’s IPO, 8,000,000 Class A ordinary shares (4,000,000 ADS equivalent) were issued on July 30, 2018, and 600,000 Class A ordinary shares (300,000 ADS equivalent) were issued on August 6, 2018 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
18.   ORDINARY SHARES (Continued)
On June 17, 2019, one Class A ordinary share was cancelled. On June 26, 2019, 609,805 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares. On August 14, 2019, 1,737,238 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.
On May 27, 2020, one Class A ordinary share was cancelled. On September 14, 2020, 2,000,000 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.
On April 27, 2021, 2,000,000 shares Class B ordinary shares were converted to equivalent number of Class A ordinary shares.
On January 19, 2024, 2,322,796 Class A ordinary shares were cancelled. On January 22, 2024, 5,453,090 Class A ordinary shares were cancelled.
As of December 31, 2024, there were 222,055,327 and 72,978,677 Class A and Class B ordinary shares issued, 134,586,659 and 72,978,677 Class A and Class B ordinary shares outstanding respectively.
19.   TREASURY SHARES
On June 5, 2019, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program 2019”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.
On March 2, 2021 and August 19, 2021, the Board of Directors of the Company authorized two share repurchase program (“Share Repurchase Programs 2021”), respectively, pursuant to which the Company may repurchase up to total US$100 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from the effective date (the “Effective Date”) of the Share Repurchase Programs 2021.
On March 15, 2021, the Company entered ADS Repurchase Agreements with Xiehuai L.P. which repurchased an aggregate of 3,000,000 ADSs, under Share Repurchases Programs 2021, representing 6,000,000 Class A ordinary shares, at an average price of US$9.45 per ADS, for US$28,350,000.
On April 22, 2022, the Board of Directors of the Company authorized a new share repurchase program (“Share Repurchase Program 2022”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2022.
On September 28, 2022, the Company entered ADS Repurchase Agreements with Xiehuai L P. which repurchased an aggregate of 1,735,027 ADSs under the Share Repurchase Program 2022, representing 3,470,054 Class A ordinary shares, at an average price of US$2.30 per ADS, for US$3,991,729.
On April 21, 2023, the Board of Directors of the Company authorized a new share repurchase program (“Share Repurchase Program 2023”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2023.
On June 1, 2023, the Company entered ADS Repurchase Agreements with an institutional investor, which repurchased an aggregate of 24,300,562 ADSs, under the Share Repurchase Program 2023, representing 48,601,124 Class A ordinary shares, at an average price of US$1.30 per ADS, for US$31,590,731.
On April 23, 2024, the Board of Directors of the Company authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
19.   TREASURY SHARES (Continued)
worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2024.
Under Share Repurchase Program 2023 and New Share Repurchase Program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In 2024, the Company repurchased another aggregate of 5,746,196 ADSs, representing 11,492,392 Class A ordinary shares under the Share Repurchase Program 2023 and New Share Repurchase Program.
As of December 31, 2024, the Company repurchased an aggregate of 46,565,379 ADSs, representing 93,130,758 Class A ordinary shares under the Share Repurchase Program 2019, Share Repurchase Programs 2021, Share Repurchase Program 2022 and Share Repurchase Program 2023, at an average price of US$2.81 per ADS, for US$130,860,764. As of December 31, 2024, 5,662,090 Class A ordinary shares were transferred to employees when they exercise their ESOP. The remaining balance of treasury shares represents 87,468,668 Class A ordinary shares, at an average price of US$2.55 per ADS, for US$111,413,918. These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2024.
20.   RESTRICTED NET ASSETS — DISCONTINUED OPERATIONS
The Company conducts certain operations through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
For the years ended December 31, 2022, 2023 and 2024, there were no other material assets transferred, and there were no dividends or distributions between the Company, the Company’s subsidiaries and the VIEs for the periods presented. In addition, the Company’s subsidiaries do not intend to pay dividends or fully settle amounts due to the Company. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were approximately US$677 million and US$695 million as of December 31, 2023 and 2024, respectively.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
21.   SUBSEQUENT EVENTS
On March 13, 2025, the Company announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$30 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2025.
On March 14, 2025 the Company announced that its board of directors had received a preliminary non-binding letter of intent (the “Letter of Intent”) from Enduring Wealth Capital Limited, a company established in the British Virgin Islands (“EWCL”) expressing its non-binding intent to obtain control of the Company through the following proposed transactions: (i) EWCL proposes to acquire 10,000,000 Class B ordinary shares of the Company from the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”) at a purchase price in cash to be agreed among the parties, (ii) the Company is proposed to take necessary corporate actions to ensure that the shares to be acquired by EWCL will continue to be entitled to 20 votes per share, (iii) the Founders are proposed to voluntarily convert all of the remaining Class B ordinary shares held by them into Class A ordinary shares with one vote per share and to resign from the Board and all senior management positions at the Company, and (iv) the Board and management team of the Company are proposed to be restructured in such manner as requested by EWCL. EWCL also proposed that the Company should dispose of its existing business in the PRC, and EWCL would be happy to introduce a potential buyer, to facilitate the growth of the Company’s business outside China, in particular, the Company’s new bitcoin mining business, and should make a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction. The transactions proposed in the Letter of Intent are collectively referred to as the “Proposed Transactions.” The Board resolved to form a special committee consisting of its three independent directors, Mr. Chi Ming Lee, Mr. Dongsheng Zhou and Mr. Rong Liu, to assess and consider the Letter of Intent and the Proposed Transactions and, if the special committee decides to pursue any of the Potential Transactions, to negotiate the terms and conditions thereof. The special committee is expected to retain independent legal and financial advisors in due course to assist it in evaluating the Proposed Transactions.
The Company entered into agreements to purchase on-rack crypto mining machines of 18 Exahash per second (“EH”) from a group of sellers through issuance of Class A ordinary shares in November 2024.
22.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets
	As of December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	95,970,807	84,699,267
Short-term investments, net	51,589,440	40,051,450
Short-term amounts due from subsidiaries (other than WFOE)	59,702,904	85,552,723
Other current assets	53,378	1,892,087
Total Current assets	207,316,529	212,195,527

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
22.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)
	As of December 31,
	2023	2024
Non-current assets
Mining machines, net		242,806,713
Investments in subsidiaries	7,083,378	(3,290,339)
Contractual interest in the VIEs and VIEs’ subsidiaries*	368,558,513	406,829,169
Total non-current assets	375,641,891	646,345,543
Total assets	582,958,420	858,541,070
LIABILITIES
Current liabilities
Short-term amounts due to VIEs and VIEs’ subsidiaries*	—	128,028,596
Other current liabilities	50,138,967	176,645,575
Total current liabilities	50,138,967	304,674,171
Other non-current liabilities	1	1
Total non-current liabilities	1	1
Total liabilities	50,138,968	304,674,172
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 420,674,280 shares authorized as of December 31, 2023 and 2024, respectively; 229,831,213 shares issued and 144,857,131 shares outstanding as of December 31, 2023; 222,055,327 shares issued and 134,586,659 shares outstanding as of December 31, 2024)	22,983	22,206
Class B Ordinary shares (par value of US$0.0001 per share; 79,325,720 shares authorized as of December 31, 2023 and 2024, respectively; 72,978,677 shares issued and outstanding as of December 31, 2023; 72,978,677 shares issued and outstanding as of December 31, 2024)	7,298	7,298
Treasury shares	(114,425,041)	(111,567,030)
Additional paid-in capital	741,318,327	728,564,614
Accumulated other comprehensive income	(38,866,587)	(49,574,973)
Accumulated deficit	(55,237,528)	(13,585,217)
Total shareholders’ equity	532,819,452	553,866,898
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	582,958,420	858,541,070

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
22.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)
Condensed statements of comprehensive (loss) income
	For the years ended December 31,
	2022	2023	2024
Revenue	—	—	11,539,783
Cost of revenue	—	—	(11,539,783)
General and administrative expenses	(1,069,043)	(959,427)	(5,762,969)
Interest income	3,819,069	7,982,702	9,117,462
Foreign exchange (loss)/gain	(63,928)	(24,447)	100
Net investment loss	(2,294,534)	(6,489)	—
(Provision) net recovery on provision for credit loss	—	53,871	(29,503)
Share of loss from subsidiaries	(1,366,646)	(786,956)	(9,804,387)
Contractual interests in the VIEs and VIEs’ subsidiaries*	(169,323,727)	(12,462,927)	47,623,743
Other income	3,662,663	726,930	507,865
Other expense	(1,218)	—	—
Net (loss) income before income taxes	(166,637,364)	(5,476,743)	41,652,311
Income tax expense	236,061	—	—
Net (loss) income	(166,401,303)	(5,476,743)	41,652,311
Other comprehensive income, net of tax	38,000,987	(11,635,202)	(10,708,386)
Total comprehensive (loss) income, net of tax	(128,400,316)	(17,111,945)	30,943,925
Condensed statements of cash flows
	For the years ended December 31,
	2022	2023	2024
Net loss	(166,401,303)	(5,476,743)	41,652,311
Net investment loss	2,294,534	6,489	—
Provision (net recovery on provision) for credit losses	—	(53,871)	29,503
Share of loss of subsidiaries	1,366,646	786,956	9,804,387
Contractual interests in the VIEs and VIEs’ subsidiaries*	169,323,727	12,462,927	(47,623,743)
Changes in operating assets and liabilities	(2,854)	780,123	(1,545,338)
Net cash provided by operating activities	6,580,750	8,505,881	2,317,120
Net cash provided (used in) by investing activities	156,920,313	108,799,498	(130,793,637)
Net cash (used in) provided by financing activities	(285,796,179)	(33,789,477)	115,753,767
Effect of exchange rate changes on cash and cash equivalents and restricted cash	116,862	40,077	1,451,210
Net (decrease) increase in cash and cash equivalents and restricted cash	(122,178,254)	83,555,979	(11,271,540)
Cash and cash equivalents and restricted cash at beginning of the year	134,621,426	12,443,172	95,970,807
Cash and cash equivalents and restricted cash at end of the year	12,443,172	95,999,151	84,699,267

*
It represents the primary beneficiary’s share of income or loss generated from the VIEs and their subsidiaries, which are included in the discontinued operations.

CANGO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in U.S. dollars (“US$”), except for number of shares and per share data)
22.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)
Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.
The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs’ and their respective profit or loss as “Equity in profits of subsidiaries and VIEs’ on the condensed statements of comprehensive (loss) income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8.   Indemnification of Directors and Officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Under our fourth amended and restated memorandum and articles of association, to the fullest extent permissible under Cayman Islands law, the directors, secretary and other officers for the time being of our company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of our company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of our company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to our company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to our company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.
In addition, we have entered into indemnification agreements, substantially in the form filed as Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the SEC on June 22, 2018, pursuant to which we have agreed to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being such a director or executive officer.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Any underwriting agreement entered into in connection with an offering of securities will also provide for indemnification of us and our officers and directors in certain cases.
Item 9.   Exhibits.
See Exhibit Index beginning on page II-4 of this registration statement.
Item 10.   Undertakings.
(A)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Filing Fee Table attached as an exhibit to the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Exchange Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Exchange Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5)
That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(6)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(C)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939, as amended, or the Act, in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the Act.

EXHIBIT INDEX
Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, dated July 17, 2025
4.1	Specimen of Ordinary Shares Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-225813), as amended, initially filed with the SEC on June 22, 2018)
4.6**	Form of Indenture
4.7**	Form of Debt Security
4.8**	Form of Warrant
4.9**	Form of Warrant Agreement
5.1**	Opinion of Ogier regarding the validity of the securities
8.1**	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
23.1**	Consent of MaloneBailey, LLP
23.2**	Consent of Ernst & Young Hua Ming LLP
23.3**	Consent of Ogier (included in Exhibit 5.1)
24.1**	Powers of Attorney (included as part of signature page of Part II of this registration statement)
107**	Filing Fee Table

*
Filed herewith

**
To be filed as an exhibit to an amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong,            , 2025.
Cango Inc.
By:

Name:
Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint each of Xin Jin, Peng Yu and Yongyi Zhang, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offerings covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Xin Jin	Chairman
Peng Yu	Chief Executive Officer and Director (Principal Executive Officer)
Chang-Wei Chiu	Director
Chi Ming Lee	Independent Director
Yanjun Lin	Independent Director
Haitian Lu	Independent Director
Yongyi Zhang	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cango Inc., has signed this registration statement in New York, United States of America on            , 2025.
Authorized U.S. Representative Cogency Global Inc.
By:

Name:
Title: